[CHYRON COMPANY LETTERHEAD]

May 20, 2009

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Angela Crane

Branch Chief

Mail Stop 3030

Re: Chyron Corporation

Form 10-K for the year ended December 31, 2008

File No. 001-09014

Ladies and Gentlemen:

On behalf of Chyron Corporation, a New York corporation (the "Company"), submitted herewith is the Company's response to comments contained in the letter dated May 7, 2009, from Ms. Angela Crane, Branch Chief, of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") to me concerning the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "2008 Annual Report"). The 2008 Annual Report was filed with the Commission on March 25, 2009.

As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff's letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies and Estimates, page 42

Income Taxes, page 44

Comment:

Chyron Corporation

May 20, 2009

1. We note that during 2008 you reversed your valuation allowance of $17.4 million, since you determined that it was "more likely than not that these assets would be realized". Please respond to the following:

      Please explain further your basis for concluding that it is more likely than not that these deferred assets are realizable.
      Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted.
      Considering the minimal domestic pre-tax income in the past several years, tell us how you considered the guidance in paragraphs 20-25 of SFAS 109 in your accounting for the deferred tax valuation allowance for your loss carry forwards.

Response:

In Q3 2008, the Company reversed substantially all of its deferred tax valuation allowance. In evaluating whether it was more likely than not that the Company will be able to realize its deferred tax assets, management performed an analysis, taking into consideration all available positive and negative evidence, utilizing the guidance in paragraphs 20-25 of SFAS 109. The positive evidence included the Company's substantial cumulative growth in revenues of 48% over the past five years and the achievement of profitability for financial reporting purposes in each year since 2004 ($0.3 million in 2004; $0.7 million in 2005; $1.4 million in 2006; $ 2.9 million in 2007; and $2.0 million through Q3 2008). Furthermore, this period of profitability resulted in net taxable income in 2008 and in each preceding year in the period 2005 to 2007. Profits from the Company's foreign operations have been and are expected to remain insignificant, and substantially all revenues and profitability have been and are expected to be generated by the Company's domestic operations. Management also considered the net taxable income projected for 2009 in the Company's operating plan that was prepared on a basis that is consistent with the Company's historical results and used the same estimates and assumptions for accruals, reserves and other accounts that require management judgment as were used in the preparation of the Company's financial statements. Management believes that the Company's budgeting and forecasting process is robust, monitored regularly, and updated periodically as needed, and historically the Company has been reasonably accurate in achieving its budgeted operating plan. Management actively seeks to manage the business to achieve profitability. In addition, management scheduled out its estimate of future taxable income, exclusive of reversing temporary differences and carryforwards, to determine if the Company would be able to generate sufficient taxable income that would enable it to realize its net operating loss carryforwards within the carryforward period. Using a conservative approach to estimate future taxable income, that was based on the Company's "core earnings" (excluding any one-time events as discussed in SFAS 109) for the nine month period ended September 30, 2008, without anticipation of any growth in profitability, management determined

Chyron Corporation

May 20, 2009

that it was more likely than not that the Company would be able to utilize its existing net operating loss carryforwards.

Management notes that of the Company's $48 million in net operating loss carryforwards, the first tranche, which is less than $8 million, expires in 2012 and the significant majority of the balance expires between 2018 and 2024.

Negative evidence taken into consideration included the Company's history of operating losses in earlier years between 1997 through 2003. Included in the operating losses in those years were over $22 million of goodwill impairment, restructuring costs and other unusual items that management does not expect the Company to incur in the future. While there were signs at the end of Q3 2008 that the economy had begun to slow, the Company's year to date revenues through September 30, 2008 grew to a level that was 20% greater than in the comparable prior year period and the Company was profitable for the first nine months of 2008. Management had expectations that this growth in revenues and profitability would continue in Q4 2008 but it did not and the Company incurred a loss that quarter, although the Company still reported a profit for the full year 2008. In Q1 2009, the Company again reported lower revenues and a loss, which management believes was due to continued poor economic conditions. Irrespective of those two loss quarters, management continues to have a long-term goal for the Company and expects the Company to be profitable for full year 2009 and beyond. Management's current strategy includes proactive steps to manage the business in a way that sets the stage for long term profitability. Further review did not uncover any additional negative evidence.

Management gave more weight to the positive evidence associated with the Company's level of profitability that has been sustained for the past five years and is objectively determined, and concluded that the positive factors outweighed the negative evidence. As a result, at September 30, 2008 management determined that substantially all of the remaining deferred tax valuation allowance was no longer required and should be reversed because it was determined that it was more likely than not that the Company would be able to utilize its deferred tax assets.

Goodwill, page 44

Comment:

2. We note that you use the market capitalization approach for measuring the fair value of your reporting unit, assuming a controlling interest. It appears that the price of your stock has been declining sharply since October, 2008 and the price had been as low as $0.90 per share in March 2009. Please address the following:

Chyron Corporation

May 20, 2009

      We note that you did not record any impairment of goodwill in 2008. Given the recent decline in your market capitalization, please explain whether you performed additional impairment testing since your annual impairment testing on October 1, 2008. If so, please explain in greater detail how and when you performed the impairment testing and the result of such testing. If a subsequent impairment test was not performed, please explain how you concluded that an impairment test was not necessary. Revise future filings as appropriate.
      In this regard, for each impairment test you performed on October 1, 2008 and any subsequent testing if applicable, please explain the control premium(s) that you used to determine the fair value of your reporting unit and how you determined such premium(s). Refer to paragraph 23 of SFAS 142 in your response.
      In the interest of providing the reader with a better insight into managements judgment in accounting for goodwill, please explain and revise future filings to clarify what you mean by "if average stock prices dropped $0.25, using a consistent control premium of 35%, we would have had to do further analysis to determine if goodwill was impaired."

Response:

Based on the results of management's testing, the Company did not record any impairment of goodwill in 2008. Management performed annual impairment testing at October 1, 2008 using a market valuation approach. The result of that test was that market value exceeded book value by a significant amount. Given the decline in the closing price of the Company's stock and the markets in general during the fourth quarter of 2008, management updated its impairment analysis through December 31, 2008 and came to the same conclusion that market value exceeded book value and the Company's goodwill was not impaired. There were no other indicators of impairment present, in management's opinion, pertaining to the Company's goodwill at these dates.

While it is true that the Company's stock is now trading at prices below early October 2008, the stock price has begun to rebound during 2009. The average closing price by month was $1.47 in January, $1.15 in February, $1.05 in March, $1.42 in April, and $1.54 for the first ten trading days of May. For the year to date May 14, 2009, the Company's stock price ranged from a closing low of $0.88 to a closing high of $1.75. Management believes that the decline in the Company's stock price in the last quarter of 2008 and in early 2009 was primarily due to a decline in the stock markets in general.

The Company operates as a single reporting unit, and thus the fair value of the reporting unit is represented by the fair value of the Company. The Company's common stock is publicly traded, but is a micro-cap stock that is thinly traded and can exhibit significant volatility on a day to day basis. Management has considered these limitations

Chyron Corporation

May 20, 2009

of strictly relying on any single day's market price as a reliable indicator of the total market value of the non-controlling equity in the Company, and believes that analyzing the Company's stock price over a period of time provides a more reliable indication of the fair value of a share of non-controlling common stock in the Company than valuing the shares on any single day. Accordingly, management applied a methodology that relies on average market value over a period of time. The Company's publicly traded stock meets the criteria as an observable, identical Level 1 input to the valuation. The Company has no other equity instruments outstanding except for stock options, which were not taken into account in management's testing because a significant portion were at exercise prices in excess of market price.

Management believes that the market price of the Company's common stock multiplied by the number of common shares outstanding, when combined with a control premium, is a reliable indicator of fair value of the Company's controlling equity value, although conservative for not taking into account any value of "in-the-money" stock options. Paragraph 23 of SFAS 142 states that:

"An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest. That control premium may cause the fair value of a reporting unit to exceed its market capitalization. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit."

Management's market valuation approach included adding a control premium to the non-controlling equity value to arrive at controlling equity value. In order to determine the appropriate premium for control, a search in CapitalIQ (a financial information division of Standard and Poor's) was performed for the acquisition premiums indicated by recent comparable transactions in the electronic equipment industry. The following criteria were used for the control premium study: the target of the transaction was classified as being in the Electronic Equipment and Instruments industry by CapitalIQ; the transaction took place in the two preceding calendar years (2007 and 2008); the target of the transaction had domestic operations in the United States; and, the target of the transaction had greater than $20 million in enterprise value (as it was observable that data for smaller transactions was not as reliable and indicated illogical premiums for control). The study indicated that of the twenty-six target companies in the study, the average premium for control as indicated by recent transactions within the industry was approximately 35%.

For each of the months January through September, 2008, management: calculated the average closing stock price and average shares outstanding, and multiplied them to compute average market capitalization; added to this a 35% control premium to compute average controlling value of equity; computed average book value of equity; and

Chyron Corporation

May 20, 2009

compared average controlling value of equity to average book value of equity. In each month and for the average of the months, the average controlling value of equity exceeded the average book value of equity by a wide margin. Given the volatility in the equity markets in the fourth quarter of 2008, management also performed the above computations for the months of October, November and December, 2008, and noted that average controlling value of equity exceeded average book value of equity for those months and for the average of the last twelve months as well. In the future, management plans to continue to monitor the Company's stock price movement and the related effect on average controlling value of equity in relation to average book value of equity, and other goodwill impairment indicators. If management determines that an interim impairment test is required it will perform it and will disclose this fact and the results of the test in the Company's annual or quarterly report for the applicable period.

As the Staff noted in the comment letter, management stated in the critical accounting policies and estimates section of the MD&A in the 2008 Annual Report that "if average stock prices dropped $0.25, using a consistent control premium of 35%, we would have had to do further analysis to determine if goodwill was impaired." The purpose of this statement was an attempt to provide the reader of the Company's financial statements with a sensitivity analysis, as suggested by Staff guidance, indicating the approximate amount by which the Company's average December 2008 stock price would have had to have declined for average controlling value of equity to be lower than average book value of equity for that month. In future Company filings management will clarify this disclosure by describing the percentage by which the Company's average controlling value of equity would have had to decline in order to be lower than average book value, which would cause management to determine whether to perform additional impairment testing. Future disclosure would be similar to the following. (This disclosure is based on December 2008 values; management would use then current values in future filings.) "For example, in December 2008 our average value of equity (after addition of an estimated 35% control premium) was approximately 18% greater than our average book value. Had our average monthly closing stock price been more than 15% lower than it was in the month, the average premium-control adjusted value of equity would have fallen below the average book value, and we would have performed additional impairment testing to determine whether the carrying value of goodwill was impaired, and if so, by what amount. These percentages will change as the market price for our common stock and our book value change. We monitor changes in our closing market price and its effect on average control-premium adjusted value of equity, and its relationship to average book value, on an interim basis during the year."

Chyron Corporation

May 20, 2009

Item 9A(T). Controls and Procedures, page 73

Evaluation of Disclosure Controls and Procedures, page 73

Comment:

3. We note that "...(your) disclosure controls and procedures were effective to ensure that material information relating to us, including our consolidated subsidiaries, was made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared". Please confirm, if true, that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are designed, and are effective that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Revise future filings to address our concern.

Response:

The Company confirms that, in connection with its 2008 Annual Report, its principal executive officer and principal financial officer concluded that its disclosure controls and procedures were designed and were effective to ensure that the information required to be disclosed by the Company was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act was accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

In future filings with the Commission that require disclosure under Item 307 of Regulation S-K and Rule 13a-15(e) of the Exchange Act, the Company intends to include the following disclosure:

"Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in paragraph (e) of Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934) as of the end of the period covered by this [Annual Report on Form 10-K][Quarterly Report on Form 10-Q], have concluded

Chyron Corporation

May 20, 2009

that, based on such evaluation, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this [Annual Report on Form 10-K][Quarterly Report on Form 10-Q] was being prepared."

* * *

In addition, as requested by the Staff, the Company acknowledges that:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

Management hopes that the above responses will be acceptable to the Commission. Please do not hesitate to call me at (631) 845-2011 with any questions regarding this letter. Thank you for your time and attention.

Very truly yours,

/s/ Jerry Kieliszak

Jerry Kieliszak

Senior Vice President

& Chief Financial Officer

Chyron Corporation

May 20, 2009

cc: Cindy McLoughlin

BDO Seidman, LLP

Scott A. Samuels, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.